Exhibit 99.B(h)(2)(v)

FORM OF AMENDMENT AGREEMENT

Amendment Agreement, effective as of August 1, 2008, by and among M FUND INC., a Maryland corporation (the “Fund”) and STATE STREET BANK AND TRUST COMPANY (the successor to Investors Bank and Trust Company), a Massachusetts trust company (“State Street”).

WHEREAS the Fund and State Street entered into a Administration Agreement dated December 4, 1995, as amended from time to time (the “Administration Agreement”); and

WHEREAS the Fund and State Street desire to amend the Administration Agreement as set forth below.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.                                     Amendments.

(a)                                  The lead paragraph to the Administration Agreement is hereby amended by deleting the lead-in paragraph in its entirety and inserting in lieu thereof the following:

“AGREEMENT made as of this 4th day of December, 1995, between M FUND, INC., a Maryland Corporation, on behalf of each of its portfolios listed on Appendix A hereto (each a “Fund”) and STATE STREET BANK AND TRUST COMPANY (the successor to Investors Bank and Trust Company), a Massachusetts trust company (“State Street”).

(b)                                 Section 6 of the Administration Agreement is hereby amended by deleting section 6 in its entirety and inserting in lieu thereof the following:

“The Agreement shall remain in effect until August 1, 2011 (the “Initial Term”), unless earlier terminated as provided herein. After the expiration of the Initial Term, the term of this Agreement shall automatically renew for successive three-year terms (each a “Renewal Term”) unless notice of non-renewal is delivered by the non-renewing party to the other party no later than one-hundred-twenty (120) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be. At any time after the termination of this Agreement, the Fund will, at its reasonable request, have access to the records of the Bank relating to the performance of its duties hereunder.

If a majority of the Board of Trustees reasonably determines that the performance of the Bank under this Agreement does not meet industry standards, written notice (the “Notice”) of such determination setting forth the reasons for such determination shall be provided to the Bank. In the event the Bank shall not, within ninety (90) days thereafter, cure identified deficiencies to the reasonable satisfaction of the Board of Trustees, the Fund, with the authorization of the Board, may terminate this Agreement.

Either party hereto may terminate this Agreement prior to the expiration of the Initial Term or any Renewal Term in the event the other party violates any material provision of this Agreement provided that the non-violating party gives written notice of such violation to the violating party and the violating party does not cure such violation within 90 days of receipt of such notice.”

2.             Miscellaneous.

(a)                                  Except as amended hereby, the Administration Agreement shall remain in full force and effect.

(b)                                 This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

STATE STREET BANK AND TRUST COMPANY

By:

Name:

Title:

M FUND, INC.

By:

Name:

Title: